SC 13D/A 1 SC 13D/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 6
(Rule 13d-101)
Under the Securities Exchange Act of 1934

PURE CYCLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228 10 5

(CUSIP Number)

George M. Middlemas
225 W. Washington
Suite 1500
Chicago, IL 60606
(312) 857-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Apex Investment Fund II, L.P. 36-389-8753
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,224,569
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,569
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.27%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Venture Fund Liquidating Trust 93-096-1333
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,857
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,857
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS The Productivity Fund II, L.P. 36-377-5406
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,228
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 343,228
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,228
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Private Equity Fund II, L.P. 36-383-0765
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,345
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 510,345
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,345
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.60%
14		TYPE OF REPORTING PERSON PN

     THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO.3 DATED AUGUST 3, 1998, AMENDMENT NO. 4 DATED AUGUST 29, 2000, AND AMENDMENT NO. 5 DATED AUGUST 29, 2000  (AS AMENDED, THE “ORIGINAL 13D”).  ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

Item 2. Identity and Background is hereby amended by the addition of the following paragraph:

In connection with the liquidation of the assets of Environmental Venture Fund Limited Partnership, certain of its assets, including all of its shares of Common Stock, were transferred to the Environmental Venture Fund Liquidating Trust, effective May 5, 2001.  For purposes of this Schedule 13D, all references to the Environmental Venture Fund Limited Partnership or EVF shall refer to the Environmental Venture Fund Liquidating Trust.

Item 4. Purpose of Transaction is hereby amended by the addition of the following paragraph:

Each of the Filing Parties sold shares of Common Stock pursuant to the secondary offering described in that certain Form SB-2 filed by the Company on April 19, 2004, as amended (“Form SB-2”).

Item 5. Interest in Securities of the Issuer

(a)(i)

As of the date of this amended Schedule, each of the Filing Parties owns the number of shares of Common Stock, the Company’s Series A-1 Preferred Stock (the “Series A-1 Preferred”) and warrants to purchase the number of shares of Common Stock described below:

FILING PARTY	COMMON STOCK	WARRANTS	SERIES A-1 PREFERRED*	PERCENTAGE OF CLASS**

Apex	147,282	850,620	40,800	10.27%

EVF	189,875	260,981	0	3.98%

PF II	164,848	178,380	0	3.05%

EPEF	146,873	30,143	60,000	4.60%

* Each share of Series A-1 Preferred is convertible into shares of the Common Stock at any time by action of the holder and under certain circumstances.  The 40,800 shares of Series A-1 Preferred owned by Apex are convertible into 226,667 shares of Common Stock and the 60,000 shares of Series A-1 Preferred owned by EPEF are convertible into 333,333 shares of Common Stock.

** All percentages are computed assuming the exercise of all warrants and the conversion into Common Stock of all Series A Preferred held by the particular Filing Party but no exercise of warrants or conversion into Common Stock of Series A Preferred by any other Filing Party or any other person.

	In addition, Middlemas holds 33,333 shares of Common Stock.

(a)(ii)

By reason of its status as general partner, ultimate general partner, or liquidating trustee of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 2,528,999 shares of Common Stock, or 20.40% of such shares.  By reason of his status as majority stockholder of FAC, F. Oliver Nicklin, Jr. may also be deemed to be the indirect beneficial owner of such shares.

By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owner of 1,224,569 shares of Common Stock, or 10.27% of such shares.  When these shares are combined with the 33,333 shares of Common Stock he owns individually, Middlemas may be deemed to be the beneficial owner (directly or with respect to the option shares and indirectly as to the balance) of 1,257,906 shares of Common Stock, or 10.54% of such shares.

	By reason of his status as ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 1,062,097 shares of Common Stock, or 7.56% of such shares.

(a)(iii)

Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly.  The Filing Parties understand that each of the other persons named as officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to 33,333 shares he owns individually.

Each of the Filing Parties disclaims the existence of a “group” among any or all of them and further disclaims the existence of a “group” among any or among all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

(b)(i)

Apex has the sole power to dispose of and the sole power to vote 147,282 shares of Common Stock.  In addition, Apex has the sole power to dispose of 850,620 shares of Common Stock that are the subject of the warrants to purchase 850,620 shares of Common Stock held by Apex (the “Apex Warrants”) and 40,800 shares of Series A-1 Preferred.  FAC, Stellar, Johnson, Middlemas, Chartwell and Renze may be deemed to share the power to direct the disposition or vote of the 147,282 shares owned directly by Apex, the 850,620 shares that are subject of the Apex Warrants and 40,800 shares of Series A-1 Preferred.

(b)(ii)

EVF has the sole power to dispose of and to vote 189,875 shares of Common Stock.  In addition, EVF has the sole power to dispose of 260,981 shares of Common Stock that are subject of the warrants to purchase 260,981 shares of Common Stock held by EVF (the “EVF Warrants”).  FAC may be deemed to share the power to direct the disposition or vote of both the 189,875 shares owned directly by EVF and the 260,981 shares of Common Stock that are subject of the EVF Warrants.

(b)(iii)

PF II has the sole power to dispose of and to vote 164,848 shares of Common Stock.  In addition, PF II has the sole power to dispose of the 178,380 shares that are subject of the warrants to purchase 178,380 shares of Common Stock held by PF II (the “PF II Warrants”).  FAC and Maxwell may be deemed to share the power to direct the disposition or vote of both the 164,848 shares owned directly by PF II and the 178,380 shares of Common Stock that are the subject of the PF II Warrants.

(b)(iv)

EPEF has the sole power to dispose of and to vote 146,873 shares of Common Stock and 60,000 shares of Series A-1 Preferred.  In addition, EPEF has the sole power to dispose of the 30,143 shares that are subject of the warrants to purchase 30,143 shares of Common Stock held by EPEF (the “EPEF Warrants”).  FAC, Maxwell, Charles H. Hamilton ("Hamilton"), successor in interest to RSIM, AEC and SZG may be deemed to share the power to direct the disposition or vote of both the 146,873 shares of Common Stock and the 60,000 shares of Series A-1 Preferred owned directly by EPEF and the 30,143 shares of Common Stock that are the subject of the EPEF Warrants.

(b)(v)	Middlemas has the sole power to dispose of and to vote 33,333 shares of Common Stock.

(c)	Each of the Filing Parties sold the following shares of Common Stock pursuant to the secondary offering described in the Form SB-2:

	FILING PARTY	COMMON STOCK
	Apex
 484,209

	EVF
 178,276

	PF II
 135,717

	EPEF
  201,798

Middlemas also exercised an option to acquire 100,000 shares of Common Stock at $1.80 per share and sold all 100,000 shares of Common Stock pursuant to the secondary offering described in the Form SB-2.

(d)	None

(e)

Following the transfer of the shares of Common Stock formerly owned by the Environmental Venture Fund Limited Partnership to the Environmental Venture Fund Liquidating Trust, effective May 5, 2001, Genack, F&G, WDRA, and their respective controlling persons are no longer deemed to be indirect beneficial owners of more than five percent of the shares of Common Stock of the Company.

As of June 24, 2004, EVF, PF II, EPEF, Hamilton, AEC, SZG and their controlling persons are no longer deemed to be indirect beneficial owners of more than five percent of the shares of Common Stock of the Company.

Item 7. Material to be Filed as Exhibits

      Exhibit I— Joint Filing Agreement, dated June 24, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 24th day of June, 2004.

APEX INVESTMENT FUND II, L.P.

By:	Apex Management Partnership, General Partner

	By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President
	By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

By:	Environmental Private Equity Management II, L.P.,
General Partner

	By:	First Analysis EPEF Management Company II, General Partner of Environmental Private
Equity Management II, L. P.

	By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II, L.P.

By:	First Analysis Management Company II, General Partner

	By:	First Analysis Corporation, General Partner of
First Analysis Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
Management Company II

SIGNATURE (CONTINUED)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 24th day of June, 2004.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President

JOINT FILING AGREEMENT                                                          Exhibit I

      Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

Dated: June 24, 2004	APEX INVESTMENT FUND II, L.P.

	By:	Apex Management Partnership, General Partner

		By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President

		By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

	By:	Environmental Private Equity Management II, L.P.,
General Partner

		By:	First Analysis EPEF Management Company II, General
Partner of Environmental Private Equity Management II, L. P.

		By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

		By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II, L.P.

	By:	First Analysis Management Company II, General Partner

		By:	First Analysis Corporation, General Partner of
First Analysis Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President
		By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
Management Company II

JOINT FILING AGREEMENT (CONTINUED)                                                              Exhibit I

     Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President